Exhibit 2

Grown Rogue Closes Private Placement with

Cannabis Growth Opportunity Corporation

NOT FOR DISTRIBUTION IN THE U.S. OR OVER U.S. NEWSWIRES

Medford, Oregon, May 19, 2020 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon, Michigan and California, is pleased to announce that it has completed a non-brokered private placement offering (the “Offering”) of 10,000,000 units of the Company (the “Units”), at a price of Cdn. $0.10 per Unit, for total gross proceeds of Cdn. $1,000,000.

Pursuant to a subscription agreement, Cannabis Growth Opportunity Corporation (“CGOC”) had committed to invest up to a total of Cdn. $1,500,000 in Grown Rogue, in multiple tranches, as the Company completed certain corporate milestone events to the satisfaction of CGOC. On February 10, 2020, the Company completed the first tranche of the Offering and issued 5,000,000 Units, at a price of Cdn. $0.10 per Unit, for total gross proceeds of Cdn. $500,000.

On May 15, 2020, Grown Rogue completed the final tranche of the Offering and issued 10,000,000 Units, at a price of Cdn. $0.10 per Unit, for total gross proceeds of Cdn. $1,000,000. Each Unit is comprised of one common share (the “Common Shares”) and one common share purchase warrant (the “Warrants”) of the Company. Each Warrant entitles CGOC to acquire one additional common share of Grown Rogue for a period of 24 months from the date of issuance at an exercise price of Cdn. $0.13 per share. Furthermore, the Company may accelerate the expiration date of the Warrants to a period of 30 days following written notice to CGOC in the event that the Company’s Common Shares close at or above Cdn. $0.25 per share for a period of 10 consecutive trading days on the Canadian Securities Exchange. In connection with this tranche of the Offering, Grown Rogue issued an aggregate of 10,000,000 Common Shares and 10,000,000 Warrants. Proceeds from the Offering are intended to be used for general corporate purposes.

In connection with the Offering, Grown Rogue has agreed to provide CGOC with a pre-emptive right to participate in future offerings of the Company in order for CGOC to maintain its respective percentage of ownership at the time of such offering. In addition, the Company has agreed to nominate one board member of Grown Rogue as recommended by CGOC at future shareholder meetings and the ability, if CGOC does not have its nominee on Grown Rogue’s board of directors, to appoint a board observer.

All securities issued pursuant to the Offering are subject to a mandatory hold period of four months and a day under applicable Canadian securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, and there shall be no sale or exchange of the Company’s securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under applicable securities laws.

About CGOC

Cannabis Growth Opportunity Corporation (CSE: CGOC) is an investment corporation that offers unique global exposure to the emerging global cannabis sector. CGOC’s main objective is to provide shareholders long-term total return through its actively managed portfolio of securities, both public and private, operating in, or that derive a portion of their revenue or earnings from products or services related to the cannabis industry.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically integrated, multi-state Cannabis brand on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning cultivation team, state of the art indoor and outdoor manufacturing facilities, and consumer insight-based product categorization, to create innovative products thoughtfully curated from “seed to experience”. The Grown Rogue family of products includes sungrown and indoor premium flower and patented nitrogen sealed pre-rolls and jars.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward- looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Contacts:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100

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